Exhibit 99.7

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of
NI 45-102 Resale of Securities

Reporting issuer

1.	Name of reporting issuer:

Glass House Brands Inc. (the “Issuer”)

Selling security holder

2.	Your name:

Kyle Kazan (the “Filer”)

3.	The offices or positions you hold in the reporting issuer:

Chairman and Chief Executive Officer.

4.	Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

No.

5.	Number and class of securities of the reporting issuer you beneficially own:

The Filer beneficially owns the following securities of the Issuer: (i) 2,397,074 subordinate voting shares, restricted voting shares or limited voting shares (“Equity Shares”) of the Issuer; (ii) 2,025,244 Multiple Voting Shares; (iii) options to acquire 32,833 Equity Shares; (iv) 1,218,079 restricted share units of the Issuer; (v) warrants to acquire 1,290,821 Equity Shares; and (vi) 2,166,863 Class B Exchangeable Shares of MPB Acquisition Corp., which are exchangeable for Equity Shares on a one for one basis.

Distribution

6.	Number and class of securities you propose to sell:

Up to 75,000 Equity Shares.

7.	Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.

The Equity Shares will be sold in one or more private transactions and/or through the facilities of the Cboe Canada stock exchange and/or an alternative inter-dealer quotation system or over-the-counter market.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1)	I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)	the information given in this form is true and complete.

Date:    May 23, 2025

/s/ Kyle Kazan
KYLE KAZAN